Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2026 Sleep Number Corporation
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Sleep Number Corporation effective at the opening of the trading session on July 23, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on June 16, 2026. The Company did not appeal Staff's Delist Determination Letter.
The Company common stock was suspended on June 23, 2026.
The Staff determination to delist the Company common stock became final on June 23, 2026.